CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	June 30, 2019	December 30, 2018
Current assets:
Cash and cash equivalents	$50,585	$46,657
Trade accounts receivable	509,168	317,159
Income taxes receivable	2,684	1,689
Inventories (note 4)	1,008,548	940,029
Prepaid expenses, deposits and other current assets	73,568	77,377
Total current assets	1,644,553	1,382,911
Non-current assets:
Property, plant and equipment	996,909	990,475
Right-of-use assets	71,343	—
Intangible assets	386,488	393,573
Goodwill	227,865	227,362
Other non-current assets	10,648	10,275
Total non-current assets	1,693,253	1,621,685
Total assets	$3,337,806	$3,004,596
Current liabilities:
Accounts payable and accrued liabilities	$366,492	$346,985
Current portion of lease obligations (note 7(e))	13,031	—
Total current liabilities	379,523	346,985
Non-current liabilities:
Long-term debt (note 5)	958,000	669,000
Lease obligations (note 7(e))	68,721	—
Deferred income taxes	13,170	12,623
Other non-current liabilities	37,018	39,916
Total non-current liabilities	1,076,909	721,539
Total liabilities	1,456,432	1,068,524
Equity:
Share capital	169,631	159,858
Contributed surplus	41,437	32,490
Retained earnings	1,678,849	1,740,342
Accumulated other comprehensive income (loss)	(8,543)	3,382
Total equity attributable to shareholders of the Company	1,881,374	1,936,072
Total liabilities and equity	$3,337,806	$3,004,596

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2019 29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Net sales (note 13)	$801,635	$764,193	$1,425,570	$1,411,461
Cost of sales	578,843	548,252	1,042,038	1,019,738
Gross profit	222,792	215,941	383,532	391,723
Selling, general and administrative expenses	92,030	92,062	185,019	184,937
Impairment of trade accounts receivable (note 7(c))	371	(128)	24,794	72
Restructuring and acquisition-related costs (note 6)	16,272	2,993	26,872	9,374
Operating income	114,119	121,014	146,847	197,340
Financial expenses, net (note 7(b))	10,609	8,007	19,741	13,241
Earnings before income taxes	103,510	113,007	127,106	184,099
Income tax expense	3,824	3,979	4,692	7,192
Net earnings	99,686	109,028	122,414	176,907
Other comprehensive income (loss), net of related income taxes (note 9):
Cash flow hedges	(17,730)	10,785	(11,925)	14,311
Comprehensive income	$81,956	$119,813	$110,489	$191,218
Earnings per share (note 10):
Basic	$0.49	$0.51	$0.59	$0.82
Diluted	$0.49	$0.51	$0.59	$0.82

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2019 30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six months ended June 30, 2019 and July 1, 2018
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 30, 2018	206,732	$159,858	$32,490	$3,382	$1,740,342	$1,936,072
Adjustments relating to the adoption of new accounting standards (note 2(d))	—	—	—	—	(2,176)	(2,176)
Adjusted balance, December 31, 2018	206,732	159,858	32,490	3,382	1,738,166	1,933,896
Share-based compensation	—	—	12,314	—	—	12,314
Shares issued under employee share purchase plan	23	817	—	—	—	817
Shares issued pursuant to exercise of stock options	407	11,508	(3,115)	—	—	8,393
Shares issued or distributed pursuant to vesting of restricted share units	11	275	(754)	—	—	(479)
Shares repurchased for cancellation	(3,494)	(2,827)	—	—	(125,614)	(128,441)
Dividends declared	—	—	502	—	(56,117)	(55,615)
Transactions with shareholders of the Company recognized directly in equity	(3,053)	9,773	8,947	—	(181,731)	(163,011)
Cash flow hedges (note 9)	—	—	—	(11,925)	—	(11,925)
Net earnings	—	—	—	—	122,414	122,414
Comprehensive income (loss)	—	—	—	(11,925)	122,414	110,489
Balance, June 30, 2019	203,679	$169,631	$41,437	$(8,543)	$1,678,849	$1,881,374
Balance, December 31, 2017	219,199	$159,170	$25,208	$13,540	$1,853,457	$2,051,375
Adjustments relating to the adoption of new accounting standards	—	—	—	—	(1,515)	(1,515)
Adjusted balance, January 1, 2018	219,199	159,170	25,208	13,540	1,851,942	2,049,860
Share-based compensation	—	—	7,307	—	—	7,307
Shares issued under employee share purchase plan	29	860	—	—	—	860
Shares issued pursuant to exercise of stock options	30	812	(255)	—	—	557
Shares repurchased for cancellation	(10,230)	(7,468)	—	—	(290,671)	(298,139)
Dividends declared	—	—	394	—	(48,483)	(48,089)
Transactions with shareholders of the Company recognized directly in equity	(10,171)	(5,796)	7,446	—	(339,154)	(337,504)
Cash flow hedges (note 9)	—	—	—	14,311	—	14,311
Net earnings	—	—	—	—	176,907	176,907
Comprehensive income (loss)	—	—	—	14,311	176,907	191,218
Balance, July 1, 2018	209,028	$153,374	$32,654	$27,851	$1,689,695	$1,903,574

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2019 31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Cash flows from (used in) operating activities:
Net earnings	$99,686	$109,028	$122,414	$176,907
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 11(a))	61,441	55,899	107,718	101,058
	161,127	164,927	230,132	277,965
Changes in non-cash working capital balances:
Trade accounts receivable	(114,647)	(34,969)	(191,598)	(144,795)
Income taxes	(587)	(1,646)	(1,029)	(478)
Inventories	(4,350)	14,936	(71,510)	(29,126)
Prepaid expenses, deposits and other current assets	(3,969)	(11,166)	(4,730)	(12,373)
Accounts payable and accrued liabilities	41,933	(1,759)	13,045	21,516
Cash flows from (used in) operating activities	79,507	130,323	(25,690)	112,709

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(53,569)	(31,101)	(73,358)	(52,484)
Purchase of intangible assets	(2,352)	(11,885)	(5,394)	(12,908)
Business acquisitions	—	—	(1,300)	(99)
Proceeds on disposal of property, plant and equipment	2,387	10,715	2,656	10,769
Cash flows used in investing activities	(53,534)	(32,271)	(77,396)	(54,722)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	70,000	125,000	289,000	270,000
Payment of lease obligations	(3,389)	—	(6,628)	—
Dividends paid	(27,756)	(23,026)	(55,615)	(48,089)
Proceeds from the issuance of shares	2,236	415	8,654	1,336
Repurchase and cancellation of shares	(97,404)	(209,177)	(128,441)	(291,702)
Share repurchases for settlement of non-Treasury RSUs	—	(594)	—	(594)
Cash flows from (used in) financing activities	(56,313)	(107,382)	106,970	(69,049)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(55)	(711)	44	(308)
Increase (decrease) in cash and cash equivalents during the period	(30,395)	(10,041)	3,928	(11,370)
Cash and cash equivalents, beginning of period	80,980	51,466	46,657	52,795
Cash and cash equivalents, end of period	$50,585	$41,425	$50,585	$41,425

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$7,204	$5,239	$16,002	$10,826
Income taxes, net of refunds	4,485	4,374	6,008	5,187

Supplemental disclosure of cash flow information (note 11).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q2 2019 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended June 30, 2019
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and six months ended June 30, 2019 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2018 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of December 31, 2018 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 31, 2019.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company has a consolidated divisional operating structure centralizing senior management, as well as marketing, merchandising, sales, distribution, and administrative functions. As a result, the Company has a single reporting segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
On December 31, 2018, the Company adopted the following new accounting standards and interpretations:

Leases
IFRS 16, Leases, specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments ("lease obligation"), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The Company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

QUARTERLY REPORT - Q2 2019 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period (continued):

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 15 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Under IAS 17, Leases, and IFRIC 4, Determining whether an arrangement contains a lease, the Company's accounting policy was as follows:

Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

QUARTERLY REPORT - Q2 2019 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period (continued):

Impact of transition to IFRS 16

Effective December 31, 2018 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 30, 2018 and the three and six months ended July 1, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4.

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after December 31, 2018.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; applied the exemption not to recognize ROU assets and liabilities for leases with a remaining lease term less than 12 months; used hindsight when determining the lease term if the contract contained options to extend or terminate the lease; and relied on previous assessments of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to performing an impairment review.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). The Company applied the first option to certain leases, which resulted in a lower carrying amount of the ROU asset at the date of initial application as compared to the lease liability, for those leases. For the remainder of the leases, the Company recognized the ROU assets based on the corresponding lease liability. In addition, $1.9 million of deferred lease credits (relating to lease inducements) that were recorded in accounts payable and accrued liabilities were derecognized with a corresponding transition adjustment to retained earnings on transition date, as a result of the adoption of IFRS 16, and $1.2 million of prepaid rent that was recorded in prepaid expenses, deposits and other current assets on the consolidated statement of financial position as at December 30, 2018 was transferred to the recognized ROU asset.

As a result of relying on a previous assessment of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review, a lessee adjusts the carrying amount of the ROU asset at the date of initial application by the carrying amount of the provision for onerous leases recognized in the statement of financial position immediately before the date of initial application. The Company applied this practical expedient at the date of initial application, resulting in a reduction of the provisions for onerous leases (previously recorded in other non-current liabilities) of $4.6 million and a corresponding reduction of the carrying amount of the ROU asset for the related leases.

As such, as at December 31, 2018, the Company recorded lease obligations of $87.9 million, ROU assets of $78.1 million, a net investment in a sublease of $2.4 million (recorded in other assets), and a net reduction of $2.2 million on opening retained earnings. When measuring lease liabilities, the Company discounted future lease payments using its incremental borrowing rate as at December 31, 2018. The weighted-average rate applied was 3.89%. During the three and six months ended June 30, 2019, the Company recorded depreciation of ROU assets of $3.2 million and $6.5 million, respectively, and interest accretion on discounted lease obligations of $0.8 million and $1.6 million, respectively, as a result of the adoption of IFRS 16.

The following table reconciles the Company’s operating lease commitments as at December 30, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on December 31, 2018:

QUARTERLY REPORT - Q2 2019 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period (continued):

Undiscounted operating lease commitments as at December 30, 2018	$113,287
Recognition exemption for short term leases	(6,930)
Termination and renewal options reasonably certain to be exercised, net	(1,888)
Other	(460)
Impact of discounting using the incremental borrowing rate at December 31, 2018	(16,129)
Lease obligations recognized as at December 31, 2018	$87,880

Uncertain Income Tax Treatments
IFRIC 23, Uncertainty Over Income Tax Treatments, clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. The adoption of IFRIC 23 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

3. NEW OR AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively.

4. INVENTORIES:

	June 30, 2019	December 30, 2018
Raw materials and spare parts inventories	$161,640	$151,600
Work in progress	76,876	67,903
Finished goods	770,032	720,526
	$1,008,548	$940,029

QUARTERLY REPORT - Q2 2019 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		June 30, 2019	December 30, 2018
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	3.7%	$358,000	$69,000	April 2024
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly(3)	2.9%	300,000	300,000	April 2024
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$958,000	$669,000

(1)	Represents the annualized effective interest rate for the six months ended June 30, 2019, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.4 million (December 30, 2018 - $13.4 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2019, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, to extend the maturity dates from April 2023 to April 2024.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at June 30, 2019.

QUARTERLY REPORT - Q2 2019 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Employee termination and benefit costs	$5,733	$630	$7,129	$5,267
Exit, relocation and other costs	6,446	2,162	9,285	3,906
Net (gain) loss on disposal of property, plant and equipment related to exit activities	(123)	128	(123)	87
Write down of property, plant and equipment and right-of-use assets	4,202	—	10,567	—
Acquisition-related transaction costs	14	73	14	114
	$16,272	$2,993	$26,872	$9,374

Restructuring and acquisition-related costs for the six months ended June 30, 2019 related primarily to the following: $6.0 million for the exit of yarn recycling activities, including the planned disposal of yarn recycling equipment; $5.5 million for the closure of a hosiery manufacturing plant in Canada; $5.4 million for the consolidation of sewing activities, primarily in Honduras; $2.6 million for the closure of a yarn-spinning plant in the U.S.; $1.4 million for the closure of an administrative office in the U.S.; $1.4 million for the closure of a distribution centre in the U.S.; and $4.6 million in other costs to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs for the six months ended July 1, 2018 related primarily to the following: $3.9 million for the Company's internal organizational realignment, including severance costs, legal fees, and other professional fees; $2.3 million for the consolidation of the Company's U.S. distribution centres pursuant to the acquisitions of American Apparel, Alstyle, and Peds; $1.3 million for the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition; and $1.9 million in other costs, including the completion of the integration of prior years' business acquisitions.

7. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Depreciation of property, plant and equipment	$31,624	$31,012	$62,715	$63,416
Depreciation of right-of-use assets	3,150	—	6,472	—
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	4,077	3,968	2,991	6,567
Amortization of intangible assets, excluding software	3,924	5,841	9,441	11,181
Amortization of software	1,290	1,132	2,511	2,230
Depreciation and amortization included in net earnings	$44,065	$41,953	$84,130	$83,394

Included in property, plant and equipment as at June 30, 2019 is $22.6 million (December 30, 2018 - $57.6 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at June 30, 2019 is $7.8 million (December 30, 2018 - $5.9 million) of software not yet available for use in operations. Depreciation and amortization on these assets commences when the assets are available for use.

QUARTERLY REPORT - Q2 2019 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Interest expense on financial liabilities recorded at amortized cost(1)	$7,447	$6,002	$14,341	$10,496
Bank and other financial charges	1,859	1,791	3,725	3,531
Interest accretion on discounted lease obligations	796	—	1,627	—
Interest accretion on discounted provisions	72	75	143	149
Foreign exchange loss (gain)	435	139	(95)	(935)
	$10,609	$8,007	$19,741	$13,241
(1) Net of capitalized borrowing costs of $0.2 million (2018 - $0.3 million) and $0.3 million (2018 - $0.6 million), respectively, for the three and six months ended June 30, 2019.

(c) Trade accounts receivable:

Sales of trade accounts receivable
As at June 30, 2019, trade accounts receivables being serviced under a receivables purchase agreement amounted to $100.1 million (December 30, 2018 - $117.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 22, 2020, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.8 million (2018 - $0.6 million) and $1.5 million (2018 - $1.0 million) respectively, for the three and six months ended June 30, 2019, and was recorded in bank and other financial charges.

Impairment of trade accounts receivable
Impairment of trade accounts receivable was $0.4 million (2018 - recovery of $0.1 million) and $24.8 million (2018 - $0.1 million), respectively, for the three and six months ended June 30, 2019. The impairment of trade accounts receivable for the six months ended June 30, 2019 consisted primarily of a $21.7 million charge relating to the receivership and liquidation of one of the Company's U.S. distributor customers. Impairment of trade accounts receivable has been presented separately on the statement of earnings (was previously included in selling, general and administrative expenses), and comparative periods have been reclassified to conform to this presentation.

(d) Related party transaction:
The Company incurred expenses for airplane usage of $0.3 million (2018 - $0.4 million) and $0.7 million (2018 - $0.8 million) respectively, for the three and six months ended June 30, 2019, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties.

QUARTERLY REPORT - Q2 2019 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION (continued):
(e) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position as at June 30, 2019:

June 30, 2019
Current	$13,031
Non-current	68,721
$81,752

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is significant event or a significant change in circumstances which impacts the original assessments made. As at June 30, 2019, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations are $55.2 million.

The following table presents the future minimum lease payments under non-cancellable leases (including short term leases) as at June 30, 2019:

June 30, 2019
Less than one year	$20,013
One to five years	44,576
More than five years	36,089
$100,678

For the three and six months ended June 30, 2019, expenses relating to short-term leases and leases of low-value assets were $0.9 million and $1.8 million, respectively.

For the three and six months ended June 30, 2019 the total cash outflow for leases (including interest) was $4.2 million and $8.3 million, respectively, of which $3.4 million and $6.6 million, respectively, was included as part of cash outflows from financing activities.

QUARTERLY REPORT - Q2 2019 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	June 30, 2019	December 30, 2018
Financial assets
Amortized cost:
Cash and cash equivalents	$50,585	$46,657
Trade accounts receivable	509,168	317,159
Financial assets included in prepaid expenses, deposits and other current assets	40,166	39,789
Long-term non-trade receivables included in other non-current assets	4,209	2,771
Derivative financial assets included in prepaid expenses, deposits and other current assets	10,029	17,792

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	351,581	332,543
Long-term debt - bearing interest at variable rates	758,000	469,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	14,911	14,442
(1) Accounts payable and accrued liabilities include balances payable of $52.7 million (December 30, 2018 - $33.0 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $202.8 million as at June 30, 2019 (December 30, 2018 - $189.5 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q2 2019 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Derivatives
Derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at June 30, 2019, the notional amount of TRS outstanding was 261,787 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

9. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$1,392	$4,460	$3,658	$3,642
Commodity price risk	(15,252)	11,873	(9,026)	11,174
Interest rate risk	(5,660)	1,025	(9,362)	4,612

Income taxes	(14)	(44)	(37)	(37)

Amounts reclassified from OCI to inventory, related to commodity price risk	3,992	(5,045)	6,144	(5,103)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(1,954)	5	(3,037)	1,788
Cost of sales	(139)	(87)	(167)	(153)
Selling, general and administrative expenses	199	(6)	360	(499)
Financial expenses, net	(316)	(1,399)	(491)	(1,101)
Income taxes	22	3	33	(12)
Other comprehensive income (loss)	$(17,730)	$10,785	$(11,925)	$14,311

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and six months ended June 30, 2019 and for the three and six months ended July 1, 2018.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and six months ended June 30, 2019 and for the three and six months ended July 1, 2018.

QUARTERLY REPORT - Q2 2019 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”) (continued):

No ineffectiveness has been recognized in net earnings for the three and six months ended June 30, 2019 and for the three and six months ended July 1, 2018.

As at June 30, 2019, accumulated other comprehensive loss of $8.5 million consisted of net deferred losses on commodity forward, option, and swap contracts of $12.8 million, net deferred gains on interest rate swap contracts of $2.9 million, and net deferred gains on forward foreign exchange contracts of $1.4 million. Approximately $7.5 million of net losses presented in accumulated other comprehensive income (loss) are expected to be reclassified to inventory or net earnings within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Net earnings - basic and diluted	$99,686	$109,028	$122,414	$176,907

Basic earnings per share:
Basic weighted average number of common shares outstanding	204,960	212,477	205,778	215,509
Basic earnings per share	$0.49	$0.51	$0.59	$0.82

Diluted earnings per share:
Basic weighted average number of common shares outstanding	204,960	212,477	205,778	215,509
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	560	245	512	279
Diluted weighted average number of common shares outstanding	205,520	212,722	206,290	215,788
Diluted earnings per share	$0.49	$0.51	$0.59	$0.82

Excluded from the above calculation for the three months ended June 30, 2019 are nil stock options (2018 - 1,478,962) and nil Treasury RSUs (2018 - 19,933) which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended June 30, 2019 are 282,737 stock options (2018 - 1,478,962) which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q2 2019 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Depreciation and amortization (note 7(a))	$44,065	$41,953	$84,130	$83,394
Restructuring charges related to property, plant and equipment (note 6)	4,079	128	10,444	87
Loss on disposal of property, plant and equipment and intangible assets	176	190	588	492
Share-based compensation	7,715	5,056	12,391	8,569
Deferred income taxes	(280)	1,193	(540)	2,187
Unrealized net gain on foreign exchange and financial derivatives	(501)	(245)	(2,147)	(850)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(903)	7,307	(1,036)	6,241
Other non-current assets	3,946	(577)	2,055	(686)
Other non-current liabilities	3,144	894	1,833	1,624
	$61,441	$55,899	$107,718	$101,058

(b) Variations in non-cash transactions:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Shares repurchased for cancellation included in accounts payable and accrued liabilities	$—	$274	$—	$(6,437)
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	9,907	5,217	8,255	5,014
Proceeds on disposal of property, plant and equipment included in other current assets	491	(772)	51	(772)
Additions to right-of-use assets included in lease obligations	837	—	837	—
Impact of adoption of new accounting standards (note 2(d))	(1,021)	—	(2,176)	(1,515)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	1,014	—	3,869	255
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	502	394	502	394

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q2 2019 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
Activewear	$665,606	$625,236	$1,159,173	$1,139,704
Hosiery and underwear	136,029	138,957	266,397	271,757
	$801,635	$764,193	$1,425,570	$1,411,461

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	June 30, 2019	July 1, 2018	June 30, 2019	July 1, 2018
United States	$683,876	$644,663	$1,214,722	$1,200,445
Canada	27,300	30,089	53,078	55,529
International	90,459	89,441	157,770	155,487
	$801,635	$764,193	$1,425,570	$1,411,461

QUARTERLY REPORT - Q2 2019 45